123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

March 18, 2005

Securities and Exchange Commission
Attn: Michael Moran
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Form 10-K for the year ended August 28, 2004 Form 10-Q for the quarter ended November 20, 2004 File No. 1-10714

Dear Mr. Moran,

Below are our responses to your questions in your letter dated March 9, 2005. We have repeated your questions and replied in bold immediately under the question.

Exhibit 13.1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

Liquidity and Capital Resources

Financial Commitments, page 9

1.	Your response to our prior comment 2 relating to purchase obligations states that you do not generally enter into unconditional purchase obligations. Please explain to us what you mean by “unconditional purchase obligations,” and tell us if you enter into any agreements to purchase goods that are enforceable and legally binding that generally specify the terms and the minimum quantities to be purchased. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K.

AutoZone Response:
Unconditional purchase obligations have the same meaning as “purchase obligations” as defined by Item 303(a)(5)(ii)(D) of Regulation S-K. We do not enter into any agreements to purchase goods that are enforceable and legally binding that generally specify the terms and the minimum quantities to be purchased.

2.	Your response to our prior comment 3 states that you excluded from the table contractual obligations that will require future cash payments of nearly $100 million because you did not have firm scheduled maturity dates. In future filings, disclose in a footnote to the table the nature and the amounts excluded and the reasons why. See Item 303(a)(5)(i) of Regulation S-K.

AutoZone Response:
Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will disclose in a footnote to the contractual obligations table the nature and the amounts excluded and the reasons why.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A - Summary of Significant Accounting Policies, Pages 19-22

Property and Equipment, page 20

3.	We have read your response to our prior comment 7 relating to the lease term you use to determine the depreciation period of leasehold improvements. In future filings, please revise your disclosures to clarify how you define “remaining lease term” for these assets as defined by paragraphs 5(f) of SFAS 13 and the reason why. In this regard, please advise and revise future filings to indicate, if so, that the first renewal option included in the lease term is reasonably assured.

AutoZone Response:
Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will disclose that all leasehold improvements are amortized over the lesser of their useful life or the remainder of the lease term, which includes any reasonably assured renewal periods. The first renewal option as well as additional renewal periods are only included in the remaining lease term when renewal is reasonably assured. In most of our combined leases of land and buildings the first renewal period is not reasonably assured at the inception of the lease whereas in most of our leases for only land, where the Company owns the building, the first renewal period as well as additional renewal periods are reasonably assured at the inception of the lease.

4.	You disclose in Form 8-K filed on March 2, 2005 that you expect to record in the second quarter of fiscal 2005 a one-time charge estimated after-tax amount not to exceed $25 million relating to the cumulative non-cash adjustment for changes to your accounting for leasehold improvements. Supplementally please advise us how you have calculated this adjustment including the components of the adjustment. Further, please clarify for us the reason why the impact is only $1 million, after-tax, for fiscal 2005.

AutoZone Response:
We recently completed a detailed review of our accounting for rent expense and expected useful lives of leasehold improvements. We considered each lease and each asset associated with a leased property. We noted inconsistencies in the periods used to amortize leasehold improvements and the periods used to straight-line rent expense. Additionally, we noted inconsistencies (primarily related to leases entered into and assets deployed prior to August 31, 1999) between the Company’s current policy and the actual treatment of lease rent expense and expected useful lives. During the quarter ended February 12, 2005, the Company recorded a $40.3 million pre-tax adjustment ($25.4 million after-tax) to correct these inconsistencies representing $18.8 million in amortization expense and $21.5 million in deferred rent expense, which includes the impact on prior years, to reflect additional amortization of leasehold improvements and additional rent expense as if a consistent treatment had always been followed by the Company. The impact of the adjustment on any prior year is immaterial as the adjustment covers a span of time of over twenty years. Excluding the prior year portion of this adjustment, the impact on the twenty-four week period ended February 12, 2005 was a net increase to expense of approximately $400,000 after-tax. Based on this amount, we expect the full-year impact to be less than $1 million after-tax. The adjustment’s impact on the current year was mitigated by lower amortization of leasehold improvements as the amortization terms of some older assets were shortened resulting in no amortization in the current year.

Revenue Recognition, page 20

5.	We have read your response to our prior comment 8 regarding an expansion of your disclosures relating to the POS arrangements with certain vendors. You state that sales relating to these type arrangements in fiscal 2004 approximated 3% of total sales, or $169.1 million, and that reporting such information in future filings would require system and process changes. It is our understanding that you had these type arrangements with only a very few vendors as of the end of fiscal 2004, but that during fiscal 2005 you have continued to substantially expand the number of vendors being converted to POS arrangements. We continue to believe that your future disclosures should include the amount of sales included in the income statement relating to these types of POS arrangements for all periods presented. Also discuss in MD&A the impact you anticipate these arrangements will have on your liquidity and financial condition in future periods based on your current plans.

AutoZone Response:
We discuss in MD&A that POS arrangements benefit our liquidity, as we do not recognize the liability to the vendor until the product has been sold. In our previous correspondence regarding POS arrangements, our sample POS disclosures did not report sales of merchandise under POS arrangements as we concluded that such information was neither required nor relevant. As reporting such information would require system and process changes, we would like to understand the basis for your belief that disclosure of additional information related to POS arrangements is required and relevant to the reader of our financial statements.

6.	Please explain to us in more detail the conversion process with your vendors including the percentage of vendors converted to date. Please also tell us the amount of related product sales through February 12, 2005, and the amount of sales you estimate for fiscal 2005 based on your current plans of converting suppliers in the future.

AutoZone Response: Existing vendors are converted to POS based on vendor-by-vendor negotiations and include one or more of the following:

i.	only new products are set up under POS arrangements;

ii.	existing products are converted to POS arrangements and the vendor pays us for the inventory via a cash payment or a one-time credit memo to apply against existing obligations owed to the vendor; and

iii.	existing products are converted to POS arrangements and we finance the arrangement for a period of time not to exceed 24 months and the vendor pays us for the inventory via monthly credit memos to apply against existing and future obligations owed to the vendor.

The vendor issues all credit memos within 30 days of the execution of the POS conversion agreement. These credit memos have scheduled maturities and by agreement can be converted upon maturity to a cash payment from the vendor upon written notice from us.

As of February 12, 2005, we have POS arrangements with 175 of our 1,633 merchandise vendors, or 11%. As stated in previous correspondence, we track the cost of merchandise that is sold under POS arrangements for billing purposes, but the retail and gross margin on these sales is not identified separately from non-POS items of similar products. Based on the cost of merchandise sold under POS arrangements for the twenty-four week period ended February 12, 2005 and our total Company gross margin percentage, sales of inventory under POS arrangements were approximately 8% of total sales, or approximately $188 million. As we do not separately track the amount of sales from merchandise under POS arrangements, we are unable to accurately estimate these sales for the remainder of this year. Furthermore, we cannot predict which vendors, if any, and which merchandise, if any, will be converted to POS.

7.	Please explain to us how vendors finance their purchase of products from you as they are converted to a POS arrangement and the accounting entries you record when you sell existing inventory back to a supplier, including those sales where you finance the sale. Tell us the terms of the financing arrangements with you and if you have recourse. Tell us when the liability from the supplier for the transition inventory is triggered, that is, at the time of your conversion agreement or at the time of your sale to the consumer.

AutoZone Response:
For inventory that is converted and not financed, the vendor either remits a one-time cash payment or a credit memo that is applied against an existing obligation to that vendor. Upon executing this type of arrangement, we record the following entries for the amount of inventory converted to POS:

The following accounts are debited:

Cash or	(if cash payment is made)
Accounts Payable	(if a credit memo is issued by the vendor to be applied to an existing obligation due to the vendor by us)

The following account is credited:

Inventory	(for the actual amount of inventory converted to POS)

We have financed the conversion of inventory to POS arrangements for terms not to exceed 24 months. Upon executing the conversion agreement with the vendor we record the following entries:

The following accounts are debited:

Current receivable	(for the current portion due from vendor)
Long-term receivable	(for the long-term portion due from vendor)
Operating expense	(loss on discounting related to the imputation of interest as interest is not charged to the vendor)

The following account is credited:

Inventory	(for the actual amount of inventory converted to POS)

We believe that the liability from the vendor for the inventory is triggered at the time of the conversion agreement because all of the credit memos are issued within 30 days of execution of the conversion agreement, credit memos become due and payable upon maturity and we have recourse to the vendor. As stated in our response to (6) above, the vendor issues credit memos in an amount that aggregates the cost of the inventory that is being repurchased by the vendor. We apply these credit memos monthly against existing and future obligations owed by us to the vendor. However, the credit memos have scheduled maturities and by agreement can be converted upon maturity to a cash payment from the vendor upon written notice from us. In addition to the inventory serving as collateral for the credit memos, we also have recourse to the vendor.

8.	Explain to us who has risk of loss for the merchandise held by you under these POS arrangements and why. Tell us the dollar amount of your inventory suppliers have repurchased from you during fiscal 2005, and if you are obligated to sell all of the merchandise held by you under these arrangements.

AutoZone Response:
As discussed in our previous correspondence regarding POS arrangements, the risk of loss remains almost entirely with the vendor. The vendor holds title to the product, retains the ultimate decision regarding product placement, has the ability to remove or recall its inventory at any time with reasonable notice, is responsible for all product returns, and is responsible for all unsold inventory and thus bears the risk of inventory obsolescence. We have risk of loss similar to a warehouser.

For the twenty-four week period ended February 12, 2005, suppliers have repurchased $25.1 million in inventory from us in order to convert such inventory to POS arrangements. We have no obligation to sell any or all inventories held by us under POS arrangements.

9.	Supplementally please show us what your revised disclosures relating to these POS arrangements will look like in future filings. We may have further comment upon review of your response.

AutoZone Response:
As reporting POS sales would require system and process changes and in order to appropriately revise our current disclosures, we would like to understand the basis for why you believe disclosure of additional information related to POS arrangements is required and relevant to the reader of our financial statements.

Note C - Accrued Expenses, page 34

10.	We have read your response to our prior comment 13 relating to your reversal of all warranty liabilities on certain vendor products resulting in credits to earnings of $42 million during fiscal 2004. Where vendors have not assumed all warranty obligations, we note you net vendor allowances against warranty liabilities. Please tell us the amount of warranty liabilities you estimated as of August 28, 2004 prior to the reduction for vendor allowances. Also, for each period presented, please disclose the amount of allowances in excess of warranty liabilities reclassed to inventory. Please provide us with support and your basis in GAAP for netting vendor allowances against warranty liabilities that you are responsible for providing customers. Please address the requirements of FIN 39 in your response.

AutoZone Response: In cases where vendors have not assumed all warranty obligations, our warranty liability represents the gross obligation to the customer, and accordingly, FIN 39 is not applicable.

We may or may not receive defective merchandise allowances, but when we earn such allowances we net the allowance against warranty expense within cost of sales in accordance with EITF 02-16, but not against the warranty liabilities. For vendor allowances that are in excess of the related estimated warranty expense for the vendor’s products, the excess is reclassed to inventory and recognized as a reduction to cost of sales as the corresponding product is sold in accordance with EITF 02-16. Vendor funding for warranty obligations is the result of continuing vendor funding arrangements. Vendor funding comes in many different forms and in the aggregate is an on-going activity. We believe it would be misleading to disclose and discuss the impact of only one type of vendor funding.

Please let us know if you have any further questions or if we can clarify any other issues that you may have.

Yours truly,

AUTOZONE, INC.

By: /s/ Michael G. Archbold
       —————————————
       Michael G. Archbold
       Executive Vice President and
       Chief Financial Officer